CRUCELL PRESENTS UPDATE ON PRODUCT DEVELOPMENT PROGRAMS AT ANALYST MEETING

LEIDEN,  THE NETHERLANDS,  NOVEMBER 16, 2004 - CRUCELL N.V.  (EURONEXT,  NASDAQ:
CRXL) PRESENTED A COMPREHENSIVE UPDATE ON THE COMPANY'S IN-HOUSE AND PARTNERED PRODUCT DEVELOPMENT PROGRAMS TODAY DURING ITS ANALYST MEETING IN NEW YORK. CRUCELL'S VACCINE PROGRAMS AGAINST INFLUENZA, EBOLA, AND WEST NILE VIRUS ARE PROJECTED TO ENTER CLINICAL TRIALS IN 2005, WITH ITS MALARIA VACCINE ENTERING THE CLINIC IN 2006. THE LATEST DETAILS PERTAINING TO THE COMPANY'S DISCOVERY PROGRAMS, INCLUDING SARS, TUBERCULOSIS (TB) AND RABIES, ALSO WERE REPORTED FOR THE FIRST TIME.

"This year, Crucell has shown that implementing our strategy to make vaccines and antibodies using our own technologies delivers significant value to shareholders. We have shown time and again that our technologies are capable of solving production problems and delivering more effective vaccines than what are currently available. In doing so, we have been able to move all core vaccine programs towards the clinic while minimizing our cash burn. Furthermore, we have expanded our licensee program considerably, while also advancing our protein production efforts," stated Ronald Brus, President and Chief Executive Officer of Crucell.

Dr Jaap Goudsmit, Chief Scientific Officer of Crucell, further detailed how Crucell's technologies have asserted leading positions in 2004. "Our PER.C6(R) technology is safe and widely endorsed and has been shown to be optimally suited for vaccines and antibody production. Further, we have shown that using our MAbstract(R) technology we can deliver highly effective antibodies within a very short period."

Dr Jerald Sadoff, President and Chief Executive Officer of Aeras Global TB Vaccine Foundation, presented at the meeting and added how Crucell's AdVac(R) vaccine technology may afford significantly improved results for vaccines against infectious diseases such as TB and malaria.

Crucell's influenza epidemic and pandemic vaccine programs took a major step in January 2004 with the announcement of a strategic agreement with global market leader Aventis Pasteur for the development of novel influenza vaccine products based on Crucell's PER.C6(R) technology. The collaboration's progression to clinical trials is set to begin in the third quarter of 2005.

The Company anticipates entering clinical trials for its West Nile virus vaccine in the fourth quarter of 2005. Earlier this year, Crucell announced that the first PER.C6(R)-based product, the West Nile veterinary vaccine for geese developed with the Israeli Kimron Institute, had been authorized for market use.

Crucell's recombinant Ebola vaccine also has progressed. In June 2004 it was announced that the vaccine had demonstrated 100% success rates in efficacy studies in monkeys. Since then, trials have been taking place to identify optimal dosage levels. It is projected that Crucell's vaccine will enter the clinic in the fourth quarter of 2005.

Crucell's concept malaria vaccine, in collaboration with the National Institutes of Health (NIH), GlaxoSmithKline Biologicals and Walter Reed Army Institute of Research, has made ground-breaking progress. Studies in monkeys this year resulted in excellent immune responses for Crucell's AdVac(R)-based malaria vaccine. Crucell's malaria vaccine is expected to enter the clinic in the second quarter of 2006.

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Crucell's  Antibody Discovery Group reported its first success in June 2004 with the discovery of an antibody for protection against SARS. Dr Goudsmit today announced a second success with an anti-rabies antibody product, discovered using Crucell's MAbstract(R) technology. The antibody product has proven effective in protecting hamsters against a lethal rabies challenge. Results of an evaluation of how to proceed with development of Crucell's rabies antibody product will be announced in the second quarter of 2005.

"Today we can announce the steady progression of all Crucell's core programs, in line with our projected development milestones," Dr Goudsmit says. "We're keeping our promises, and as these programs head towards the clinic, our pipeline continues to expand. We're now involved in most of the world's major vaccine initiatives, and our Antibody Discovery Group is delivering worthwhile results."

Crucell's current cash reserves are over (euro) 80 million (US$ 100 million). Management expects that these cash reserves, combined with on-going revenues received from technology licensing contracts, selective external funding of programs and government grants, will be adequate to fund the company's development programs until it reaches break-even.

A video webcast of the Analyst Meeting will be archived and available for replay on Crucell's website at www.crucell.com until November 30, 2004.

ABOUT CRUCELL
Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria and West Nile virus. The company's development programs include collaborations with Aventis Pasteur for influenza vaccines, the U.S. National Institutes of Health for Ebola and malaria vaccines, and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its innovative PER.C6(R) technology, which offers a safer, more efficient way to produce biopharmaceuticals. The company licenses its PER.C6(R) technology to the biopharmaceutical industry on a mostly non-exclusive basis. Licensees and CMO partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on February 27, 2004, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

For further information please contact:

Crucell N.V.
Elizabeth Goodwin

Director Investor Relations and Corporate Communications
Tel. +31 (0)71 524 8718
e.goodwin@crucell.com

For Crucell N.V. in the USA:
Redington Inc.
Thomas Redington
Tel. +1 212-926-1733

tredington@redingtoninc.com